SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

January 25, 2011

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Registration Statement on Form N-1A of Mirae Asset Discovery Funds

File Nos. 333-166018 and 811-22406)

Dear Ms. Lithotomos:

On behalf of Mirae Asset Discovery Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on January 26, 2011.

The Amendment is being filed for the purpose of responding to certain comments provided by you and other members of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by telephone on January 19, 2011 regarding the Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement filed by the Trust on November 12, 2010, and for the purpose of updating the financial statements and other information and making other non-material changes.  The Staff’s comments are summarized below.

We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s response to the Staff’s comments are set out immediately under each restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1:

Please confirm that the prior performance presentation for the Related China Account is in compliance with the conditions set forth in the Nicholas-Applegate no-action letter.

Response:

The Nicholas-Applegate no-action letter, in citing the no-action relief granted to Growth Stock Outlook Trust, Inc., highlighted the conditions under which a registered investment company may include in its prospectus information about the recent performance of other accounts and funds managed by the same investment manager.  As detailed in both the Nicholas-Applegate no-action letter and the Growth Stock Outlook no-action letter, the Commission’s position was contingent on the following conditions being met: 1) any performance information included in the prospectus “must be for all of the adviser’s private clients’ accounts which were managed with investment objectives, policies and strategies substantially similar to those to be employed by the adviser in managing the Fund”; 2) the “relative sizes of the Fund and the private clients’ accounts managed with investment objectives, policies and strategies substantially similar to those to be employed in managing the Fund should be sufficiently comparable to ensure that performance of the accounts would be considered relevant to a potential investor in the Fund” and 3) the prospectus “makes clear that the performance information therein relates to the adviser’s management of private accounts and that this information should not be interpreted as indicative of the future performance of the Fund.” (Growth Stock Outlook Trust, Inc., SEC No-Action Letter (pub. avail. Apr. 15, 1986))

The Trust hereby confirms that the prior performance information presented in the prospectus is for all of the adviser’s account that were managed with investment objectives, policies and strategies similar to those to be employed by the adviser in managing China Sector Leader Fund.  Because China Sector Leader Fund recently commenced operations on September 24, 2010, the size of the Fund is not yet comparable to the size of the Related China Account.  However, the Trust expects the size of China Sector Leader Fund to be sufficiently comparable to the size of the Related China Account and the performance of the Related China Account to be relevant to a potential investor of China Sector Leader Fund.  Additionally, the prospectus currently states that although it is anticipated that the Fund and the Related China Account may hold similar securities, their performances are expected to differ, noting that “differences in asset size … may result in different security selection.”

Valerie Lithotomos

January 25, 2011

Furthermore, the prospectus clearly states that the performance information provided in the prospectus relates to the adviser’s management of the Related China Account and that this information should not be interpreted as indicative of the future performance of the China Sector Leader Fund.

The Trust believes that the inclusion and current presentation of the Related China Account’s recent performance information are not misleading and are consistent with the Commission’s position relating to the inclusion of such performance information in the prospectus during a fund’s first year of operation.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5856 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Gladys Chang

Gladys Chang